Fiscal 2021 Third Quarter and Nine Months Ended 31 December 2020

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as debt restructuring and acquisition costs, asset impairments, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with GAAP, the Company provides investors with a table and definitions presenting cross-references between each GAAP financial measure used in the Company’s consolidated financial statements to the equivalent non-GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 9 February 2021, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Media/Analyst Enquiries:
Anna Collins

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	1

GROUP RESULTS

James Hardie Industries plc
Results for the 3rd Quarter and Nine Months Ended 31 December

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	Change %	9 Months FY 21	9 Months FY 20	Change %
Volume (mmsf)	1,056.9	912.6	16	3,010.6	2,830.0	6

Net sales	$738.6	$616.7	20	$2,101.7	$1,933.6	9
Cost of goods sold	(466.6)	(396.1)	(18)	(1,341.0)	(1,239.8)	(8)
Gross profit	272.0	220.6	23	760.7	693.8	10

Selling, general and administrative expenses	(94.9)	(105.9)	10	(280.5)	(305.5)	8
Research and development expenses	(9.5)	(8.0)	(19)	(25.2)	(23.8)	(6)
Restructuring expenses	—	—		(11.1)	—
Asbestos adjustments	(35.8)	(18.5)	(94)	(115.8)	8.8
EBIT	131.8	88.2	49	328.1	373.3	(12)

Interest, net	(13.6)	(13.2)	(3)	(38.9)	(41.1)	5
Other expense	—	—		—	(0.1)
Operating profit before income taxes	118.2	75.0	58	289.2	332.1	(13)
Income tax expense	(49.6)	(29.4)	(69)	(124.4)	(96.9)	(28)
Net operating profit	$68.6	$45.6	50	$164.8	$235.2	(30)

Earnings per share - basic (US cents)	15	10		37	53
Earnings per share - diluted (US cents)	15	10		37	53

Net sales of US$738.6 million and US$2,101.7 million for the quarter and nine months increased 20% and 9%, respectively, compared to the prior corresponding periods, driven by higher net sales in all of our operating segments.

Gross profit of US$272.0 million for the quarter increased 23%, compared to the prior corresponding period, driven by higher gross profit in all of our operating segments. Gross profit of US$760.7 million for the nine months increased 10% primarily driven by higher gross profit in the North America and Asia Pacific Fiber Cement segments.

Selling, general and administrative (“SG&A”) expenses for the quarter and nine months decreased 10% and 8%, respectively, compared to the prior corresponding periods. These changes were primarily driven by global cost containment actions, partially offset by higher legal fees and stock compensation expenses for the nine months.
Research and development expenses ("R&D") for the quarter and nine months increased compared to the prior corresponding periods. The expense fluctuates period to period depending on the nature and number of active core R&D projects and the AUD/USD exchange rates during the period. Further, the increase in R&D investment in the current fiscal year reflects our strategic focus on innovation.
Restructuring expenses for the nine months consist solely of severance costs incurred in the first quarter related to a reduction in headcount across all regions in order to strategically realign our resources and better match supply and demand.

Interest, net for the nine months decreased compared to the prior corresponding period, primarily due to the repayment of our revolving credit facility in the first quarter of this fiscal year.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	Change	9 Months FY 21	9 Months FY 20	Change
Volume (mmsf)	693.8	593.0	17%	1,990.2	1,826.6	9%
Average net sales price per unit (per msf)	US$740	US$719	3%	US$739	US$728	2%

Fiber cement net sales	518.1	430.0	20%	1,484.9	1,341.9	11%
Gross profit			23%			12%
Gross margin (%)			0.6 pts			0.3 pts
EBIT	155.6	112.3	39%	432.6	350.5	23%
EBIT margin (%)	30.0	26.1	3.9 pts	29.1	26.1	3.0 pts
Restructuring expenses	—	—		2.5	—
Adjusted EBIT excluding restructuring expenses	155.6	112.3	39%	435.1	350.5	24%
Adjusted EBIT margin (%) excluding restructuring expenses	30.0	26.1	3.9 pts	29.3	26.1	3.2 pts

Q3 FY21 vs Q3 FY20

Net sales increased 20%, driven by strong exteriors volume growth of 19% and interiors volume growth of 4%. The 3% increase in average net sales price primarily reflects the annual change in our strategic pricing effective April 2020.

The increase in gross margin is attributed to the following components:

Higher average net sales price	1.8	pts
Higher production and distribution costs	(1.2	pts)
Total percentage point change in gross margin	0.6	pts

Higher production and distribution costs resulted primarily from unfavorable freight costs and higher start-up costs related to the greenfield expansion in Prattville, Alabama, partially offset by lean manufacturing savings.

SG&A expenses decreased, driven by lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 3.3 percentage points.

EBIT margin of 30.0% increased 3.9 percentage points, driven by higher gross margin and lower SG&A expenses as a percentage of sales.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	3

OPERATING RESULTS

Nine Months FY21 vs Nine Months FY20

Net sales increased 11%, primarily driven by strong exteriors volume growth in the second and third quarter, partially offset by the weakened first quarter due to the COVID-19 pandemic. The 2% increase in average net sales price primarily reflects the annual change in our strategic pricing effective April 2020, partially offset by product, market segment and geographic mix.

The increase in gross margin is comprised of the following components:

Higher average net sales price	1.0	pts
Higher production and distribution costs	(0.7	pts)
Total percentage point change in gross margin	0.3	pts

Higher production and distribution costs resulted from unfavorable freight costs and higher start-up costs related to the greenfield expansion in Prattville, Alabama, partially offset by lower pulp costs and lean manufacturing savings.

SG&A expenses decreased, driven by cost containment actions taken in the period, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 2.9 percentage points.

Restructuring expenses of US$2.5 million consist solely of severance costs recorded in the first quarter related to a reduction in headcount across the region in order to strategically realign our resources.

EBIT margin increased 3.0 percentage points to 29.1%, driven by higher gross margin and lower SG&A expenses as a percentage of sales, partially offset by restructuring expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	4

OPERATING RESULTS

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	Change	9 Months FY 21	9 Months FY 20	Change
Volume (mmsf)	141.8	130.4	9%	397.0	407.6	(3%)
Average net sales price per unit (per msf)	US$760	US$699	9%	US$753	US$704	7%

Fiber cement net sales	119.1	102.0	17%	332.5	322.6	3%
Gross profit			27%			10%
Gross margin (%)			3.1 pts			2.2 pts
EBIT	33.5	23.4	43%	91.1	75.2	21%
EBIT margin (%)	28.1	22.9	5.2 pts	27.4	23.3	4.1 pts
Restructuring expenses	—	—		3.4	—
Adjusted EBIT excluding restructuring expenses	33.5	23.4	43%	94.5	75.2	26%
Adjusted EBIT margin (%) excluding restructuring expenses	28.1	22.9	5.2 pts	28.4	23.3	5.1 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	Change	9 Months FY 21	9 Months FY 20	Change
Volume (mmsf)	141.8	130.4	9%	397.0	407.6	(3%)
Average net sales price per unit (per msf)	A$1,043	A$1,023	2%	A$1,069	A$1,021	5%

Fiber cement net sales	163.3	149.4	9%	472.6	468.0	1%
Gross profit			19%			7%
Gross margin (%)			3.1 pts			2.2 pts
EBIT	45.9	34.2	34%	128.7	109.2	18%
EBIT margin (%)	28.1	22.9	5.2 pts	27.4	23.3	4.1 pts
Restructuring expenses	—	—		4.9	—
Adjusted EBIT excluding restructuring expenses	45.9	34.2	34%	133.6	109.2	22%
Adjusted EBIT margin (%) excluding restructuring expenses	28.1	22.9	5.2 pts	28.4	23.3	5.1 pts

Q3 FY21 vs Q3 FY20 (A$)

Net sales were favorably impacted by higher volumes across all three regions and a higher average net sales price. The volume increases reflect strong growth above market as we continue to execute our strategy and gain category share. The 2% increase in the average net sales price was driven by product mix and our first quarter strategic price increases in Australia and New Zealand.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	5

OPERATING RESULTS

The increase in gross margin can be attributed to the following components:

Higher average net sales price	1.1	pts
Lower production and distribution costs	2.0	pts
Total percentage point change in gross margin	3.1	pts

Lower production and distribution costs resulted from improved production efficiencies at our Australian plants and lower freight and pulp costs.

SG&A expenses decreased due to lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 1.9 percentage points.

The EBIT margin increase of 5.2 percentage points to 28.1% is attributable to the increase in the gross margin and lower SG&A expenses as a percentage of sales.

Nine Months FY21 vs Nine Months FY20 (A$)

Net sales increased 1%, as strong results in the second and third quarter have more than offset the lower volumes in the first quarter due to the COVID-19 government enforced lockdowns in the Philippines and New Zealand. The 5% increase in the average net sales price was driven by product mix and our strategic price increases in Australia and New Zealand during the first quarter.

The increase in gross margin can be attributed to the following components:

Higher average net sales price	2.7	pts
Higher production and distribution costs	(0.5	pts)
Total percentage point change in gross margin	2.2	pts

Higher production and distribution costs were driven by the unfavorable absorption of manufacturing costs on lower production volumes due to the idled facilities in the Philippines and New Zealand in the first quarter, partially offset by the improvement in the second and third quarters.

SG&A expenses decreased, primarily driven by cost containment actions taken in the year, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 2.6 percentage points.

Restructuring expenses of A$4.9 million consist solely of severance costs, primarily associated with our strategic decision to consolidate Australia and New Zealand regional production to our two Australia based plants, and a reduction in headcount across the region in order to strategically realign our resources.

EBIT margin of 27.4% represents an increase of 4.1 percentage points, primarily driven by higher gross margin and lower SG&A expenses as a percentage of sales, partially offset by restructuring expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	6

OPERATING RESULTS

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum. Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	Change	9 Months FY 21	9 Months FY 20	Change
Volume (mmsf)	221.3	189.2	17%	623.4	595.8	5%
Average net sales price per unit (per msf)	US$355	US$342	4%	US$354	US$346	2%

Fiber cement net sales	13.3	10.6	25%	38.4	35.5	8%
Fiber gypsum net sales[1]	88.1	74.1	19%	245.9	233.0	6%
Net sales	101.4	84.7	20%	284.3	268.5	6%
Gross profit			23%			(3%)
Gross margin (%)			0.7 pts			(2.4 pts)
EBIT	10.3	2.4		18.7	16.1	16%
EBIT margin (%)	10.2	2.8	7.4 pts	6.6	6.0	0.6 pts
Restructuring expenses	—	—		5.1	—
Adjusted EBIT excluding restructuring expenses	10.3	2.4		23.8	16.1	48%
Adjusted EBIT margin (%) excluding restructuring expenses	10.2	2.8	7.4 pts	8.4	6.0	2.4 pts

[1]Also includes cement bonded board net sales
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	Change	9 Months FY 21	9 Months FY 20	Change
Volume (mmsf)	221.3	189.2	17%	623.4	595.8	5%
Average net sales price per unit (per msf)	€298	€309	(4%)	€306	€310	(1%)

Fiber cement net sales	11.3	9.6	18%	33.1	31.9	4%
Fiber gypsum net sales[1]	74.0	66.9	11%	212.9	209.0	2%
Net sales	85.3	76.5	12%	246.0	240.9	2%
Gross profit			14%			(6%)
Gross margin (%)			0.7 pts			(2.4 pts)
EBIT	8.8	2.2		15.7	14.5	8%
EBIT margin (%)	10.2	2.8	7.4 pts	6.6	6.0	0.6 pts
Restructuring expenses	—	—		4.5	—
Adjusted EBIT excluding restructuring expenses	8.8	2.2		20.2	14.5	39%
Adjusted EBIT margin (%) excluding restructuring expenses	10.2	2.8	7.4 pts	8.4	6.0	2.4 pts

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	7

OPERATING RESULTS

Q3 FY21 vs Q3 FY20 (€)

Net sales increased 12%, with increases in fiber cement and fiber gypsum net sales of 18% and 11%, respectively, coupled with our continued strong execution of a customer integrated approach. The average net sales price decreased 4%, primarily driven by a favorable customer rebate adjustment taken in the prior year.

The slight increase in gross margin is comprised of the following components:

Lower production and distribution costs	2.7	pts
Lower average net sales price	(2.0	pts)
Total percentage point change in gross margin	0.7	pts

Lower production and distribution costs were primarily attributed to lower freight costs and lean manufacturing savings.

SG&A expenses decreased due to lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 6.8 percentage points.

EBIT margin of 10.2% represents an increase of 7.4 percentage points, primarily driven by strong topline performance and lower SG&A expenses as a percentage of sales.

Nine Months FY21 vs Nine Months FY20 (€)

Net sales increased 2%, driven by an increase in fiber cement and fiber gypsum net sales of 4% and 2%, respectively. Our continued execution of our shift to a customer integrated approach resulted in strong net sales growth in Q2 and Q3 of 8% and 12%, respectively, which more than offset the 12% decrease in Q1 resulting from the COVID-19 government enforced lockdowns.

The decrease in gross margin is attributed to the following components:

Higher production and distribution costs	(1.8	pts)
Lower average net sales price	(0.6	pts)
Total percentage point change in gross margin	(2.4	pts)

Higher production and distribution costs resulted primarily from the unfavorable absorption of manufacturing costs on lower production volumes in the first quarter, including the impact of the COVID-19 related closures of our manufacturing plants in Orejo, Spain and Siglingen, Germany, and higher fiber gypsum costs, partially offset by lean manufacturing savings.

SG&A expenses decreased due to lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 4.9 percentage points.

Restructuring expenses of €4.5 million consist solely of severance costs, primarily associated with the reduction of headcount across the region to strategically realign our resources.

EBIT margin of 6.6% increased 0.6 percentage points, driven by lower SG&A expenses as a percentage of sales, partially offset by lower gross margin and the impact of restructuring expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	8

OPERATING RESULTS

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	Change %	9 Months FY 21	9 Months FY 20	Change %
General Corporate SG&A expenses	$(23.6)	$(24.3)	3	$(77.2)	$(56.2)	(37)
Asbestos:
Asbestos adjustments	(35.8)	(18.5)	(94)	(115.8)	8.8
AICF SG&A expenses[1]	(0.3)	(0.5)	40	(0.9)	(1.3)	31
General Corporate EBIT	$(59.7)	$(43.3)	(38)	$(193.9)	$(48.7)

[1]Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF

General Corporate SG&A expenses for the quarter were relatively flat compared to the prior corresponding period.

General Corporate SG&A expenses for the nine months increased US$21.0 million compared to the prior corresponding period, driven by higher stock compensation expenses due to the increase in our stock price, as well as higher legal fees.

Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

Readers are referred to Note 6 of our 31 December 2020 condensed consolidated financial statements for further information on asbestos.

Interest, net

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	Change %	9 Months FY 21	9 Months FY 20	Change %
Gross interest expense	$(16.1)	$(16.5)	2	$(46.6)	$(50.4)	8
Capitalized interest	2.4	2.5	(4)	7.3	6.9	6
Interest income	—	0.5		0.1	1.5	(93)
Net AICF interest income	0.1	0.3	(67)	0.3	0.9	(67)
Interest, net	$(13.6)	$(13.2)	(3)	$(38.9)	$(41.1)	5

The Company's debt structure remained unchanged during the quarter, and gross interest expense for the quarter and nine months decreased US$0.4 million and US$3.8 million, respectively, compared to the prior corresponding periods, primarily due to the repayment of our revolving credit facility in the first quarter of this fiscal year.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	9

OPERATING RESULTS

Income Tax

	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	9 Months FY 21	9 Months FY 20
Income tax expense (US$ Millions)	(49.6)	(29.4)	(124.4)	(96.9)
Effective tax rate (%)	42.0	39.2	43.0	29.2

Adjusted income tax expense[1] (US$ Millions)	(30.9)	(16.3)	(83.6)	(57.5)
Adjusted effective tax rate[1] (%)	20.0	17.4	20.1	17.8

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate for the quarter and nine months increased 2.8 and 13.8 percentage points, respectively, compared to the prior corresponding periods, primarily due to a change in geographic mix and Asbestos adjustments.

The Adjusted effective tax rate for the quarter and nine months increased 2.6 and 2.3 percentage points, respectively, compared to the prior corresponding periods, primarily due to a change in geographic mix.

Net Operating Profit

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	Change %	9 Months FY 21	9 Months FY 20	Change %
EBIT
North America Fiber Cement[1]	$155.6	$112.3	39	$435.1	$350.5	24
Asia Pacific Fiber Cement[1]	33.5	23.4	43	94.5	75.2	26
Europe Building Products[1]	10.3	2.4		23.8	16.1	48
Other Businesses	—	—		—	(0.1)
Research and Development	(7.9)	(6.6)	(20)	(20.3)	(19.7)	(3)
General Corporate[2]	(23.6)	(24.3)	3	(77.2)	(56.2)	(37)
Adjusted EBIT	167.9	107.2	57	455.9	365.8	25

Net operating profit
Adjusted interest, net[2]	(13.7)	(13.5)	(1)	(39.2)	(42.0)	7
Other expense	—	—		—	(0.1)
Adjusted income tax expense[3]	(30.9)	(16.3)	(90)	(83.6)	(57.5)	(45)
Adjusted net operating profit	$123.3	$77.4	59	$333.1	$266.2	25

[1]Excludes restructuring expenses
[2]Excludes Asbestos-related expenses and adjustments
[3]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	10

OPERATING RESULTS

Adjusted net operating profit for the quarter and nine months of US$123.3 million and US$333.1 million increased 59% and 25%, respectively, compared to the prior corresponding periods, driven by strong performance in all operating segments, partially offset by higher adjusted income tax expense. Adjusted net operating profit for the nine months was also partially offset by an increase in General Corporate SG&A expenses of US$21.0 million.

1

COVID-19

James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, as well as its impact on the new construction and repair and remodel building markets. The COVID-19 pandemic remains volatile and continues to evolve, and the full impact of the pandemic on James Hardie’s business and future financial performance remains uncertain.

Cash Flow

Operating Activities
Cash provided by operating activities increased 72% (US$285.0 million), from US$393.4 million to US$678.4 million, compared to the prior corresponding period. The strong operating cash performance was primarily driven by increased net sales globally and the continued integration of our supply chain with our customers, including an improved cash conversion cycle. For the nine months ended 31 December 2020, we generated US$90.3 million of cash related to a reduction in inventory and US$107.8 million of cash due to improvements in accounts receivable and accounts payable balances. In addition, we received a US$64.8 million CARES Act tax refund.

Investing Activities
Cash used in investing activities decreased US$119.2 million to US$85.1 million, compared to the prior corresponding period. The change was primarily due to a decrease in capital expenditures of US$84.4 million, and lower net purchases of AICF's short-term investments.

Financing Activities
Cash used in financing activities increased US$4.5 million to US$130.6 million, compared to the prior corresponding period. The change was driven by the repayment of our revolving credit facility, offset by the absence of any dividend payments in the current year.

Capacity Expansion

We expect to end fiscal year 2021 with capital expenditures of approximately US$125.0 million. The Carole Park, Australia brownfield expansion was commissioned in the current quarter, and our Prattville, Alabama greenfield site remains on track to be commissioned in March 2021.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	11

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position increased by US$457.4 million, from US$144.4 million at 31 March 2020 to US$601.8 million at 31 December 2020.

At 31 December 2020, we had no amounts drawn from our US$500.0 million unsecured revolving facility, compared to US$130.0 million at 31 March 2020.

Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Management

We periodically review our capital structure and capital allocation objectives and expect the following capital management focus in the short term:

•Preserve strong liquidity position and financial flexibility;
•Invest in capacity expansion to support organic growth;
•Invest in market led innovation to drive organic growth; and
•Return capital to shareholders
◦Announced special dividend of US$0.70 on 9 February 2021; payable in April 2021
◦Reinstating ordinary dividends in FY22, beginning with a Fiscal Year 2022 half-year dividend to be declared in November 2021

As previously announced, on 15 January 2021 we made a voluntary redemption of our US$400.0 million 4.75% senior unsecured notes due 2025 using cash on hand, which reduced our gross debt balance from US$1,291.6 million at 31 December 2020, to US$884.0 million as of 31 January 2021.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	12

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-GAAP, but are consistent with those used by Australian companies. Because we prepare our condensed consolidated financial statements under GAAP, the following table cross-references each non-GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent GAAP financial statement line item description used in our condensed consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	13

NON-GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•Adjusted EBIT;
•North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses;
•Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses;
•Europe Building Products Segment Adjusted EBIT excluding restructuring expenses;
•Research and Development Segment Adjusted EBIT excluding restructuring expenses;
•Adjusted EBIT margin;
•North America Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses;
•Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses;
•Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses;
•Adjusted interest, net;
•Adjusted net operating profit;
•Adjusted operating profit before income taxes;
•Adjusted income tax expense; and
•Adjusted effective tax rate.

These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement

AICF – Asbestos Injuries Compensation Fund Ltd

Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege generic defects in certain fiber cement products and systems, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems

New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	14

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	9 Months FY 21	9 Months FY 20
EBIT	$131.8	$88.2	$328.1	$373.3
Asbestos:
Asbestos adjustments	35.8	18.5	115.8	(8.8)
AICF SG&A expenses	0.3	0.5	0.9	1.3
Restructuring expenses	—	—	11.1	—
Adjusted EBIT	$167.9	$107.2	$455.9	$365.8
Net sales	738.6	616.7	2,101.7	1,933.6
Adjusted EBIT margin	22.7%	17.4%	21.7%	18.9%

North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	9 Months FY 21	9 Months FY 20
North America Fiber Cement Segment EBIT	$155.6	$112.3	$432.6	$350.5

Restructuring expenses	—	—	2.5	—
North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses	$155.6	$112.3	$435.1	$350.5
North America Fiber Cement segment net sales	518.1	430.0	1,484.9	1,341.9
North America Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses	30.0%	26.1%	29.3%	26.1%

Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	9 Months FY 21	9 Months FY 20
Asia Pacific Fiber Cement Segment EBIT	$33.5	$23.4	$91.1	$75.2

Restructuring expenses	—	—	3.4	—
Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses	$33.5	$23.4	$94.5	$75.2
Asia Pacific Fiber Cement segment net sales	119.1	102.0	332.5	322.6
Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses	28.1%	22.9%	28.4%	23.3%

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	15

NON-GAAP FINANCIAL MEASURES

Europe Building Products Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	9 Months FY 21	9 Months FY 20
Europe Building Products Segment EBIT	$10.3	$2.4	$18.7	$16.1

Restructuring expenses	—	—	5.1	—
Europe Building Products Segment Adjusted EBIT excluding restructuring expenses	10.3	2.4	23.8	16.1
Europe Building Products segment net sales	101.4	84.7	284.3	268.5
Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses	10.2%	2.8%	8.4%	6.0%

Adjusted interest, net

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	9 Months FY 21	9 Months FY 20
Interest, net	$(13.6)	$(13.2)	$(38.9)	$(41.1)

AICF interest income, net	0.1	0.3	0.3	0.9
Adjusted interest, net	$(13.7)	$(13.5)	$(39.2)	$(42.0)

Adjusted net operating profit

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	9 Months FY 21	9 Months FY 20
Net operating profit	$68.6	$45.6	$164.8	$235.2
Asbestos:
Asbestos adjustments	35.8	18.5	115.8	(8.8)
AICF SG&A expenses	0.3	0.5	0.9	1.3
AICF interest income, net	(0.1)	(0.3)	(0.3)	(0.9)
Restructuring expenses	—	—	11.1	—
Tax adjustments[1]	18.7	13.1	40.8	39.4
Adjusted net operating profit	$123.3	$77.4	$333.1	$266.2

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	16

NON-GAAP FINANCIAL MEASURES

Adjusted effective tax rate

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY21	Q3 FY20	9 Months FY 21	9 Months FY 20
Operating profit before income taxes	$118.2	$75.0	$289.2	$332.1
Asbestos:
Asbestos adjustments	35.8	18.5	115.8	(8.8)
AICF SG&A expenses	0.3	0.5	0.9	1.3
AICF interest income, net	(0.1)	(0.3)	(0.3)	(0.9)
Restructuring expenses	—	—	11.1	—
Adjusted operating profit before income taxes	$154.2	$93.7	$416.7	$323.7

Income tax expense	(49.6)	(29.4)	(124.4)	(96.9)
Tax adjustments[1]	18.7	13.1	40.8	39.4
Adjusted income tax expense	$(30.9)	$(16.3)	$(83.6)	$(57.5)
Effective tax rate	42.0%	39.2%	43.0%	29.2%
Adjusted effective tax rate	20.0%	17.4%	20.1%	17.8%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	17

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;
▪statements regarding the effect and consequences of the COVID-19 public health crisis;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2020, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; risk and uncertainties arising out of the COVID-19 public health crisis, including the impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2021	18